UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  September 30, 2004

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0175

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

December 8, 2004	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

i

Bontan Corporation Inc.

Consolidated Financial Statements

For the Six Months Ended September 30, 2004 and 2003

(Canadian Dollars)

(UNAUDITED - see Notice to Reader dated November 22, 2004)

[Bontan Corporation Inc. Logo]

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the six months ended September 30, 2004 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the period ended September 30, 2004 and the shareholders' equity as at that date to the extent summarised in Note 12 to the consolidated financial statements.

November 22, 2004

Bontan Corporation Inc.
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited - see Notice to Reader dated November 22, 2004)

	Note	September 30, 2004 (Unaudited)	March 31, 2004 (Audited)

ASSETS

Current
Cash		$27,015	$500,541
Short term investments	3	356,961	-
Prepaid and other receivables	4	63,137	54,690

		447,113	555,231

Advances		-	2,530,353

Oil and gas properties investment	5	2,161,986	-

Mineral properties	6	53,157	-

		$2,662,256	$3,085,584

LIABILITIES

Current
Accounts payable and accrued liabilities		$224,886	$350,664
Advances from shareholders, non-interest bearing		71,637	515,572

		296,523	866,236

SHAREHOLDERS' EQUITY (DEFICIT)

Capital stock	7	25,090,709	24,287,903

Deficit		(22,724,976)	(22,068,555)

		2,365,733	2,219,348

		$2,662,256	$3,085,584

Commitments and Contingent Liabilities (Note 8)
Related party transactions (Note 9)

Approved by the Board	"Kam Shah" Director	"Dean Bradley" Director
	(signed)	(signed)

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statements of Operations
(Canadian Dollars)
(Unaudited - see Notice to Reader dated November 22, 2004)

	Three months ended September 30, 2004	Six months ended September 30, 2004	Three months ended September 30, 2003	Six months ended September 30, 2003

Income

	-	-	-	-

Expenses

Travel, promotion and consulting	170,624	492,141	27,240	52,307
Professional fees	32,748	50,480	198	18,799
Bank charges and interest	1,355	1,865	1,262	1,571
Rent	8,109	(24,828)	1,383	2,832
Telephone, Internet and courier	5,538	10,136	1,256	2,182
Transfer agents fees	1,559	4,026	1,430	2,029
Shareholders information	48,458	89,027	83,581	84,837
Office and general	27,830	33,574	14,619	3,168

	296,221	656,421	130,969	167,725

Net loss for period	(296,221)	(656,421)	(130,969)	(167,725)

Net loss per share (Note 9)	$(0.03)	$(0.06)	$(0.03)	$(0.94)

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited - see Notice to Reader dated November 22, 2004)

	Three months ended September 30, 2004	Six months ended September 30, 2004	Three months ended September 30, 2003	Six months ended September 30 2003

Cash flows from operating activities
Net loss for period	$(296,221)	$(656,421)	$(130,969)	$(167,725)
Other non-cash expenses	46,931	188,365	-	-

	(249,290)	(468,056)	(130,969)	(167,725)
Amounts receivable	21,863	(8,447)	1,192	(241)
Accounts payable and accrued liabilities	87,489	(125,778)	117,594	134,847

	(139,938)	(602,281)	(12,183)	(33,119)

Investing Activities
Advances	2,530,353	2,530,353	(1,808,938)	(1,809,938)
Short term investments	(356,961)	(356,961)	-	-
Oil and gas properties investment	(2,161,986)	(2,161,986)	-	-
Mineral properties	(51,357)	(53,157)	-	-

	(39,951)	(41,751)	(1,809,938)	(1,809,938)

Financing Activities
Net advances from shareholder	(208)	(443,935)	145,615	146,328
Common shares issued	-	614,441	1,130,805	1,724,722

	(208)	170,506	1,276,420	1,871,050

Increase (decrease) in cash during period	(180,097)	(473,526)	(545,701)	27,993

Cash at beginning of period	207,112	500,541	593,542	19,848

Cash at end of period	$27,015	$27,015	$47,841	$47,841

Supplemental disclosures

Non-cash operating activities
Consulting fee settled for common shares	$46,930	$188,364	-	-

See accompanying notes.

Bontan Corporation Inc.
Consolidated Statement of Shareholders' Equity
(Canadian Dollars)
For the six months ended September 30, 2004
(Unaudited - see Notice to Reader dated November 22, 2004)

	Number of Shares	Share Capital	Accumulated Deficit	Shareholders' Equity (Deficit)

Balance March 31, 2003	7,226,030	$20,393,106	$(20,707,597)	$(314,491)

7:1 reverse stock split	(6,193,746)	-	-	-
Buy-back of fractional shares	(465)	(939)	-	(939)
Issued under private placement	6,705,015	3,153,591	-	3,153,591
Subscribed under a private placement	831,429	393,113	-	393,113
Finder's fee paid on private placement	-	(354,670)	-	(354,670)
Issued under 2001 Consultant Stock Compensation Plan	225,000	148,675	-	148,675
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year	806,190	555,027	-	555,027
Net loss	-	-	(1,360,958)	(1,360,958)

Balance March 31, 2004	9,599,453	$24,287,903	$(22,068,555)	$2,219,348

Issued under a private placement	1,343,124	649,679	-	649,679
Finder's fee paid on private placement	-	(35,238)	-	(35,238)
Issued under 2001 Consultant Stock Compensation Plan	174,524	141,434	-	141,434
Issued under 2003 Consultant Stock Compensation Plan	94,285	46,931	-	46,931
Net loss for six months	-	-	(656,421)	(656,421)

Balance September 30, 2004	11,211,386	$25,090,709	$(22,724,976)	$2,365,733

See accompanying notes.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

1.  NATURE OF OPERATIONS

Bontan Corporation Inc. ("the Company") is a diversified natural resource company that will operate and invest in major exploration and exploitation projects in countries around the globe through its subsidiaries by acquiring joint venture, indirect participation interest and working interest in those projects.

GOING CONCERN

The Company's business strategy involves activities in the exploration and development of mineral resources. The business of exploring for minerals and mining involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop recovery processes, and to construct mining and processing facilities at a particular site. It is not possible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Although the Company has taken steps to verify title to mineral properties in which it plans to acquire interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to prior agreements and non-compliance with regulatory requirements.

The Company expects to selectively explore and develop the portfolio, through joint venture arrangements or otherwise. The scheduling and scale of such future activities will depend on results and market conditions. Repatriation of earnings and capital from overseas countries is subject to compliance with registration requirements. There can be no assurance that restrictions on repatriation will not be imposed in the future.

The Company has experienced negative cash flows from operating activities in recent years. The Company estimates that it will have adequate funds available from current working capital, operations, and committed and uncommitted financing to meet its existing corporate, administrative and operational obligations in the coming year. If adequate funds are not available from the sources noted above, then the Company may be required to raise additional financing. While the Company has been successful in the past in raising financing there is no assurance that the Company will be able to raise the necessary funding to meet its obligations.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated August 27, 2004)

2.  ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2004 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2004, and the summary of significant accounting policies included therein.

The following accounting policies were adopted during the quarter ended September 30, 2004:

(a)   Short-term Investments

Short-term investments are investments that are either highly liquid or are to be disposed of within a one year period and are recorded at lower of cost and market value.

(b)   Oil and Gas Properties Interest

Indirect Participation Interest (IPI) in oil and gas properties is recorded on the basis of successful efforts method of accounting for oil and gas exploration and development activities under which direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised and costs of development and exploratory wells that result in additions to proven reserves are also capitalised. IPI cost is expensed to the extent of the write off or reduction in the capitalised costs of the underlying oil and gas properties.

3.  SHORT TERM INVESTMENTS
Short-term investments comprise marketable securities. The market value of these securities as at September 30, 2004 was $447,779.
4.  PREPAID AND OTHER RECEIVABLES

	30-Sep-04	31-Mar-04

Due from director (i)	$14,226	$20,000
Prepaid	4,793	7,868
Other receivables	44,118	26,822

	$63,137	$54,690

(i) Funds advanced to a director are interest-free and repayable on demand.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

5.  OIL AND GAS PROPERTIES INVESTMENTS

On July 9, 2004, the Company converted its advances to a non-affiliated corporation for the purpose of acquiring an Indirect Participation Interest (IPI) in an oil exploration program in Papua New Guinea into (i) US$270,900 into 15,262 shares of InterOil Corporation according to the terms of the IPI agreement and (ii) the balance of the advances of approx. US$1.6 million for a 0.75% IPI.

There has not been any write off or reduction in the capitalised costs of the oil and gas properties in which the Company holds the IPI.

6.  MINERAL PROPERTIES

	March 31, 2004	Acquisition costs	Deffered exploration	Write-down	September 30, 2004

Joint venture interest in Brazilian properties

Rio Abaeté	-	9,316	16,440	-	25,756
Coromandel-MG and Goiandira-GO	-	27,401	-	-	27,401

	$-	$36,717	$16,440	$-	$53,157

Rio Abaeté  -  On September 2, 2004, Astrogemas Mineraçao Ltd. (AML), a subsidiary of Bontan Diamond Corporation, which in turn is a wholly owned subsidiary of the Company entered into a joint venture agreement with a Brazilian corporation to mine for diamonds on two claim areas totalling to 1,593 hectares situated in Rio Abaeté in the State of Mina Gerais in Brazil. Under the agreement, the Company will own a 95% interest and will also be entitled to royalties ranging from 2.5% to 5% on the gross proceeds of diamonds, which may be mined in areas licensed to 40 freelance garimpeiros.

Under the terms of the agreement, the Company is committed to incur a further sum of approx. US$57,000 on plant instalment and licence cost and be responsible for the operational costs, once the environmental permits are approved.

Coromandel-MG and Goindira-GO  -  On September 22, 2004 AML signed a six-month option agreement originally contracted in June 2004 and expiring in December 2004 with another Brazilian corporation to re-examine at least 18 known intrusives of kimberlitic affinity for their diamond content. The kimberlitoids are covered by 12 claim areas totalling 2,322 hectares, located in the vicinities of Goiandira (Goiás state) and Coromandel (Minas Gerais state).

The option agreement provides for AML to acquire 60% interest in any or all claims should the exploration prove positive within the overall 1-year option period and also a first right of refusal to buy back the 40% interest retained by the claim holder. The option may be extended at the discretion of the Company by paying a further sum of US$30,000 to the claim holder.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

7.  CAPITAL STOCK

(a)   Authorized

Unlimited number of common shares

(b)   Issued

		30-Sep-04		31-Mar-04

		Common Shares	Amount	Common Shares	Amount

Beginning of period		9,599,453	$24,287,903	7,226,030	$20,393,106
Reverse stock split		-	-	(6,193,746)	-
Buy-back of fractional shares		-	-	(465)	(939)
Issued under a private placement	i	1,343,124	649,679	6,705,015	3,153,591
Subscribed under a private placement		-	-	831,429	393,113
Expenses related to private placement		-	(35,238)	-	(354,670)
Issued under 2001 Consultant Stock Compensation Plan		174,524	141,434	225,000	148,675
Issued under 2003 Consultant Stock Compensation Plan		94,285	46,931	-	-
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year		-	-	806,190	555,027

		11,211,386	$25,090,709	9,599,453	$24,287,903

i.	On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The proceeds would be used for working capital and for the acquisition and financing of projects in the resource sector as per the new business plan. The shares issued under this private placement would be restricted in terms of their transferability and salability in accordance with the relevant regulatory requirements. Private placement was closed on May 26, 2004.

Expenses relating to the private placement represented finder's fee of 10% of the subscription.

None of the warrants were exercised as at June 30, 2004.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

8.  STOCK PLANS

i.	On April 30, 2003, the Company registered 3 million stock options exercisable at an option price of at least US$0.35 under the Plan with the Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933.

ii.	On March 28, 2002, the Company registered 1,560,000 shares (222,857 post-reverse split shares) under the 2001 Consultant Stock Option Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933. These shares were issued to consultants for services rendered during the fiscal year 2002.

On April 30, 2003, the Company registered the remaining 1,205,714 shares priced at US$0.35 per share under the Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933.

These shares were fully issued by June 30, 2004.

iii.	On July 22, 2004, the Company registered with Securities and Exchange Commission, two new plans by filing of the registration statement on Form S-8. The two Plans comprise - 2003 Stock Option Plan covering 2.5 million common shares of the Company and 2003 Consultant Stock Compensation Plan covering 1 million common shares of the Company. 94,285 shares were issued in July 2004 under the Stock Compensation Plan.

iv.	On August 18, 2004, the Board of directors approved granting of options available under the 2001 and 2003 Stock Option Plans at various option prices ranging from US$0.35 to US$1.50 to various consultants and directors. As at September 30, 2004, the Company has the following number of options outstanding and exercisable:

No. of shares under option	Date of grant	Expiry Date	Vesting details	Exercise price per common share in US$	Closing Price at date of grant in US$

1,915,000	18-Aug-04	18-Nov-05	300,000 options were vested on August 18, 2004 and the balance vesting in four equal quarterly installments of 403,750 each	0.35	0.39
725,000	18-Aug-04	17-Aug-06	vested on the date of grant	0.35	0.39
2,345,000	18-Aug-04	17-Nov-06	vested on the date of grant	0.50	0.39
140,000	18-Aug-04	18-Aug-06	vested on the date of grant	0.75	0.39
325,000	18-Aug-04	18-Nov-06	vested on the date of grant	1.00	0.39
50,000	18-Aug-04	18-Aug-06	vested on the date of grant	1.50	0.39

5,500,000

Of the above, approx. 2.9 million options were granted under new consulting contracts (see Note 10(g)) and the balance were granted to the existing consultants and directors as part of their compensation.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

8.  STOCK PLANS (continued)

v.	On August 18, 2004, the Board of Directors also approved the following transactions:

(a)	A consulting contract with an independent consultant for a fee of US$70,730 payable in 141,500 common shares of the Company under the 2003 Consultants Stock Compensation Plan. The contract began on August 1, 2004 and will expire on July 31, 2005. The agreed shares will be issued on January 1, 2005.

(b)	As regards to the consulting contract with Mr. Terence Robinson, the Board agreed to Mr. Robinson's offer of accepting shares and options instead of cash for his services up to December 31, 2005. Accordingly, a total number of 290,500 shares were approved for issuance on January 1, 2005 and 2,110,000 options exercisable at US$0.50 per option share, vesting immediately, to cover the fee of $21,386 due up to September 30, 2004 and fees of $150,000 payable between October 1, 2004 and December 1, 2005 as per the existing consulting agreement.
9.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 11,211,386 shares for the three months ended September 30, 2004 and 10,916,302 for six months ended on that date (March 31, 2004 - 5,221,071).

Fully diluted earnings per share information has not been presented as potential conversions are anti-dilutive.

10.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)	The Company received a Notice of Termination dated February 6, 2003 from a previous landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty. No further communication has been received from the previous landlord since February 6, 2003. The management therefore reversed the provision made earlier and believes that the Company has no further liability in the matter.

(b)	The Company entered into a media relations contract with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a monthly fee of US$10,000. An investor relations contract with the same corporation was terminated effective June 30, 2004.

(c)	The Company entered into a consulting contract with Mr. Kam Shah, the Chief Financial Officer on April 1, 2000 for a five-year term up to March 31, 2005. The contract provides for a monthly fee up to $6,000 plus taxes subject to the actual time spent plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. The contract provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

10.  COMMITMENTS AND CONTINGENT LIABILITIES (continued)

(d)	The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004, but continued as consultant under the same terms and conditions.

(e)	On February 19, 2004, the Company's subsidiary, Bontan Diamond Corporation, entered into a Memorandum of Understanding (MOU) with Mr. Francis Guardia and Astrogemas Mineração Ltda (AML), a Brazilian corporation owned by Francis Guardia to acquire the said corporation and invest up to US$200,000 required to exercise the option in a Brazilian Joint venture to explore and mine diamonds in Brazil and also to explore opportunities for more licenses and/or joint ventures for diamond exploration in Brazil. The MOU also provides opportunity for Mr. Guardia to earn back up to 40% of the equity interest in Bontan Diamond Corporation on achievements of certain agreed milestones.

On February 17, 2004 the Company's subsidiary, Bontan Diamond Corporation, entered into a five-year exclusive consulting contract with Mr. Francis Guardia to act as Chief Geologist for the company for a monthly fee of US$4,000 plus expenses and bonus.

(f)	On August 18, 2004, the Company entered into consulting contracts with several independent consultants, which will expire on June 30, 2005. Under the terms of these contracts, no fees would be payable to the consultants, instead, the consultants have been granted options to buy approx. 2.9 million common shares under the 2001 and 2003 Stock Option Plans at exercise prices ranging from US$0.35 to US$1.50 per common share. (See Note 8)

(g)	On August 18, 2004, the Company entered into a consulting contract which will expire on July 31, 2005, for a fee of US$70,730 payable in 141,500 common shares of the Company under the 2003 Consultant Stock Compensation Plan on January 1, 2005.
11.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements:

•	Included in shareholders information expense is $80,001 (2003 - $81,793) to Current Capital Corp., which is a shareholder corporation and where a director of the Company serves as a consultant.

•	Current Capital Corp. charged approx. $11,370 towards the rent, telephone, consultants' fees and other office expenses (2003: $30,909).

•	Finders fee of approx. $35,238 (2003: $ nil) was charged by Current Capital Corp. in connection to the private placement.

•	Included in professional and consulting fees are fees of $24,000 (2003 - $nil) paid to a director of the Company and $56,075 (2003: $nil) paid to an ex-director for consulting services.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

11.  RELATED PARTY TRANSACTIONS (continued)

•	Business expenses of $9,204 (2003 - $nil) were reimbursed to a director of the Company and $41,671 (2003: $ nil) was reimbursed to an ex-director.

•	Consulting fees include amounts to Snapper Inc., a shareholder corporation, of $13,333 (2003 - $23,073).

•	Chief Executive Officer was granted options totalling 450,000 at option prices varying from US$0.35 to US$0.75 partly in compensation for his services to date and partly in lieu of his agreed compensation for 2005.

•	Two of the independent directors of the Company were granted options totalling 35,000 at option prices varying from US$0.35 to US$1.00.

•	An ex-director who is currently a consultant to the Company was granted 2,110,000 options at US$0.50 and 290,500 shares to be issued on January 1, 2005 for his services to date and also for his services for 2005. (See Note 8 v.b.)

•	Included in accounts payable and accrued liabilities are the following balances due to related parties as at September 30, 2004 ($ nil as at September 30, 2003):

Due to Current Capital Corp.	$86,315
Due to director	$3,418
Due to ex-director	$40,395
12.  SEGMENTED INFORMATION

The Company has identified the following major business segments:

Energy sector:  This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

Mineral sector:   This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial mining of diamond, gold and other precious metals.

The accounting policies of the segments are same as those described in Note 2 of the annual audited financial statements for the year ended March 31, 2004. The Company evaluates each segment's performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following table presents summarised financial information for the six months ended September 30, 2004. The comparative information relating to fiscal year 2003 relates to the segments, which were discontinued and hence has not been presented.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

12.  SEGMENTED INFORMATION (continued)
Geographic Information
Business Segments

The Company operates from one location in Canada. Its assets are located as follows:

	30-Sep-04	31-Mar-04

Canada	$438,768	$547,363
Papua New Guinea	2,161,986	2,530,353
Brazil	61,502	7,868

	$2,662,256	$3,085,584

[left blank intentionally]

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

10.  SEGMENTED INFORMATION (Continued)

Business Segments
Six months ended September 30, 2004	Energy sector	Mineral sector

Total revenue	$-	$-
Earnings (losses) from operations	$(3,001)	$(96,687)
Total assets	$2,161,986	$61,502
Total liabilities	$-	$-

Year ended March 31, 2004

Total revenue	$-	$-
Earnings (losses) from operations	$-	$-
Total assets	$2,530,353	$7,868
Total liabilities	$-	$-

Reconciliation to Financial Statements

	Six months ended September 30, 2004	Year ended March 31, 2004

Revenue
Total revenue from reportable segments	$-	$-
Other	-	15,256

	$-	$15,256

Net loss
Total from continuing operations for reportable segments	$(99,688)	$-
Other	(556,733)	(1,360,958)

	$(656,421)	$(1,360,958)

Assets
Total assets for reportable segments	$2,223,488	$2,538,221
Other	438,768	547,363

	$2,662,256	$3,085,584

Liabilities
Total liabilities for reportable segments	$-	$-
Other	296,523	866,236

	$296,523	$866,236

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

13.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

14.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There were no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X. As a result, consolidated balance sheet, consolidated statement of operations, loss per share and diluted loss per share and statement of cash flows for each of the six months ended September 30, 2004 and 2003 are same under Canadian and US GAAPs except for the following:

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123") and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Under APB 25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS 123 requires disclosure of the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS 123 had been applied.

This resulted in no differences between Canadian and U.S. GAAP.

Short-term Marketable securities

Under Canadian GAAP, gains and losses in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value that is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary. As at September 30, 2004, the Company had a net unrealised gain of $90,817 (March 31, 2004: nil) according to US GAAP.

Recent Accounting Developments

There were no new accounting developments in U.S. and Canadian standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financials for the year ended March 31, 2004.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of significant US GAAP variations on the Consolidated Balance Sheets are as follows:

	As at September 30, 2004			As at March 31, 2004

	Balance under Canadian GAAP	Adjustments	Balance under US GAAP	Balance under Canadian GAAP	Adjustments	Balance under US GAAP

Current assets	447,113	90,817	537,930	555,231	-	555,231
Long term assets	2,215,143	-	2,215,143	2,530,353	-	2,530,353

Total assets	2,662,256	90,817	2,753,073	3,085,584	-	3,085,584

Current liabilities	296,523	-	296,523	866,236	-	866,236
Capital Stock	25,090,709	-	25,090,709	24,287,903	-	24,287,903
Deficit	(22,724,976)	90,817	(22,634,159)	(22,068,555)	-	(22,068,555)

Liabilities and shareholders' equity	2,662,256	90,817	2,753,073	3,085,584	-	3,085,584

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Loss for year, Canadian GAAP	(656,421)	(167,725)
Reclassification of exchange loss on period end translation of foreign currecy items and balances	15,481	11,569

Loss for year US GAAP	(640,940)	(156,156)
Reclassification of exchange loss on period end translation of foreign currecy items and balances	(15,481)	(11,569)
Adjustment for unrealized gains on short term investments	90,817	-

	(565,604)	(167,725)

Comprehensive loss for the period, US GAAP	(0.05)	(0.06)

There is no effect of the US GAAP variations on the Consolidated Statement of cash flows.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2004 and 2003
(Unaudited - see Notice to Reader dated November 22, 2004)

15.  SIGNIFICANT POST BALANCE SHEET EVENTS

The following is a summary of key corporate changes and other significant events that occurred subsequent to September 30, 2004:

a.	On October 14, 2004, the Company's wholly owned subsidiary, Bontan Oil & Gas Corporation (BOG), entered into an agreement with a private investor group in the United States to acquire a 49% working interest in a gas exploration project. The project is located in the prolific natural gas producing state of Louisiana. The exploration target is located adjacent to a significant producing area with the first well to test zones that are productive in nearby fields. Scheduled depth is 15,000 feet. The operator of the exploration program will be a Houston (Texas) based independent. The Company's estimated cost of this project is approx. US$1.7 million and is payable over the period of next twelve months. Up to November 22, 2004, approx. US$164,500 was paid by the Company towards the cost of this project.

b.	On October 4, 2004, 100,000 common shares were issued under the 2003 Stock Option Plan in settlement of a consultant's fee of US$48,000. On November 22, 2004, 20,000 common shares were granted under the 2003 Consultant Stock Compensation Plan in settlement of a consultant's fee of US$15,000.

c.	On October 27, 2004, 300,000 shares were issued to an Optionee who exercised an equal number of options for US$105,000.

d.	On November 16, 2004, 600,000 shares were issued to an Optionee who exercised an equal number of options for US$210,000.
16.   COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform to the current period's presentation.

Management Discussion and Analysis

The following discussion and analysis by management of the 2nd Quarter 2005 financial condition and financial results for Bontan Corporation Inc. should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended September 30, 2004, the unaudited Consolidated Financial Statements and Management Discussion and Analysis for the three months ended June 30, 2004 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2004. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management's discussion and analysis is prepared by management as at November 22, 2004. The Company's auditors have not reviewed it.

Forward Looking Statement

All statements, other than statements of historical facts, included in this report, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct.

Purpose and Mission

The Company's major focus is to become an international diversified natural resource company that operates and invests in major exploration prospects. The Company has currently an indirect participation interest in oil exploration in Papua New Guinea and a direct participation in diamond exploration in Brazil through its wholly-owned subsidiary, Bontan Diamond Corporation, which acquired on June 14, 2004 100% equity in a Brazilian Corporation, Astrogemas Mineração Ltda. The Company has in October 2004 signed an exploration agreement to acquire a 49% working interest in a gas exploration project in the State of Louisiana, USA.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Overview of the quarter ended September 30, 2004

1.	The Company converted its advances into an indirect participation interest in an oil exploration program in Papua New Guinea.

2.	The Company's subsidiary Bontan Diamond Corporation acquired an interest in a joint venture to mine diamonds and also acquired a six-month exclusive option to re-examine at least 18 known intrusives of kimberlitic affinity for their diamond content in Brazil.
Project Investment

Indirect participation Interest in oil exploration program in Papua New Guinea

During the fiscal 2004 and the quarter ended June 30, 2004, the Company's indirect participation interest in phase one of an oil exploration program carried out by InterOil Corporation (InterOil), a non-affiliated public company over 8 million acres of land covered by three exploration licences in Papua New Guinea was held by way of advances to a third non-affiliated corporation, Advisory Group, due to certain corporate conditions that InterOil was subject to.

On July 9, 2004, the Company exercised its option and converted its advances as follows:

  US$270,900 was converted into 15,262 shares of InterOil Corporation and
  The balance of approx. US$1.6 million was converted into 0.75% indirect participation interest in the oil exploration program.

The exploration progress reports are being posted by InterOil on its web site on a weekly basis. InterOil has identified several structures on the licensed land, which will be subject to exploratory drilling. All structures are oil-prone and each with a pre-drill estimated undiscovered resource potential of over 300 million bbl.

The following is the exploration activity details during the quarter:

Exploration Activities

Recent milestones include:

  The successful shooting of seismic over the Moose & Elk structures to the Puri control well;
  The acquisition of long-lead equipment to launch drilling activity in 2005; and
  The active engagement of farm-in activities, to accelerate the exploration activity in early 2005.

InterOil Corporation (IO), which is the main contractor for this program suspended their drilling of the Moose-2 exploration well in order to acquire a drilling rig with sufficient capacity to drill deeper than the current drilling equipment. Based on geological data recovered from the well, IO believes that the primary target sandstone formations may still be encountered below the depth drilled. In order to gain a better understanding of the depth where the primary sandstone target may be expected, it was determined that a seismic program across this structure was necessary.

This seismic line was designed to tie up with an existing seismic grid line over the Puri structure, and also to better define the Elk prospect. The Puri-1 well was drilled in 1959 is located 25 km (15.6 miles) south of the Moose-2 location. Data acquisition was completed by the end of October with data processing and final interpretation expected by mid-December 2004.

The Sterling Mustang-1 well was drilled to a depth of 2,958 meters (9,704 feet) prior to being suspended in order to acquire a drilling rig with a capacity to drill deeper than IO's current drilling equipment. Additional seismic data will be acquired across this location as soon as equipment becomes available and will be used in the core license area to upgrade the drilling of prospects and define the final well locations.

Forward Plan

In PPL 237 and PPL 238 (two of the three licensed areas), the terrain requires that drill rigs and supply equipment must be heli-portable. Through the use of seismic acquisition IO is evaluating the depths of several structures in the licenses. The issue of the drill rig depth capacity is also being evaluated and several options are being considered for suitable heli-portable rigs to allow the testing of the deeper exploration targets at Moose and Sterling Mustang as well as other structures within the licenses.

High oil prices and an increase in exploration activity has resulted in a shortage of mid-sized heli-portable drilling rigs. As a result of a shortage of appropriate mid-sized heli-portable drilling rigs IO will use a three phase development platform for exploration (1) using company owned equipment, (2) modifying existing contractor contracts, and (3) engaging new contractors for the deepest structures and targets. In regards to (1) IO is working with a US engineering firm to provide a quotation to build a new heli-portable rig. This rig is intended to be a

"double", i.e. capable of lifting two lengths of oilfield drill pipe at once, with a hook load capacity of 150 tons and is designed to drill to 4,000 meters. The majority of the equipment for this rig will come from the US. IO has already purchased long lead support equipment including pumps and power units that will be a part of this rig package and provide back-up for other equipment to ensure faster drilling activity. IO anticipates d delivery of the new rig to take place in the second quarter 2005. While delivery is taking place on new equipment, IO will use existing equipment under contract and/or a larger contractor rig in the area.

Diamond mining in Brazil

The following key projects were signed during the quarter:

Rio Abaeté  -   On September 2, 2004, Astrogemas Mineração Ltd., (AML) a subsidiary of Bontan Diamond Corporation, which in turn is a wholly owned subsidiary of the Company entered into a joint venture agreement with a Brazilian corporation to mine for diamonds on two claim areas totalling to 1,593 hectares situated in Rio Abaeté in the State of Mina Gerais in Brazil. Under the agreement, the Company will own 95% interest and will also be entitled to royalties ranging from 2.5% to 5% on the gross proceeds of diamonds, which may be mined in areas licensed to 40 freelance garimpeiros.

Under the terms of the agreement, the Company is committed to incur a further sum of approx. US$57,000 on plant instalment and licence cost and be responsible for the operational costs.

AML has already acquired the plant to be installed on the site of alluvial mining. The actual work will commence upon receipt of an environmental permit to be issued by the Ministry of Natural Resources of the Brazilian Government. A formal inspection of the site was conducted by an Inspector of the Ministry in October 2004 and the required permit is expected by the end of the year.

Coromandel-MG and Goiandira-GO  -   On September 22, 2004 AML signed a six-month option agreement originally contracted in June 2004 and expiring in December 2004 with another Brazilian corporation to re-examine at least 18 known intrusives of kimberlitic affinity for their diamond content The kimberlitoids are covered by 12 claim areas totalling 2,322 hectares, located in the vicinities of Goiandira (Goiás state) and Coromandel (Minas Gerais state).

The option agreement provides for AML to acquire 60% interest in any or all claims should the exploration prove positive within the overall 1-year option period and also a first right of refusal to buy back the 40% interest retained by the claim holder. The option may be extended at the discretion of the Company by paying a further sum of US$30,000 to the claim holder.

Consolidated Results Summary

Quarter ended September 30	2004	2003

	in 000' CDN $	in 000' CDN $
Income	-	-
Expenses	296	131

Net Loss for year	(296)	(131)
Deficit at end of year	(22,725)	(20,875)
Income

The Company had no revenue for the quarter ended September 30, 2004 since its operations have just begun under the new business strategy.

Expenses
Operating Expenses

Travel, promotion and consulting -

Quarter ended September 30	2004	2003

Travel, meals and entertainment	$32,990	$320
Consulting	125,077	26,920
Promotion	12,557	-

	$170,624	$27,240

% of operating expenses	58%	21%

Travel, meals and entertainment

Expenses during the quarter ended September 30, 2004 mainly comprise travel expenses of around $23,000 of Mr. Terence Robinson in visiting Europe in connection with a potential gas project in Italy and meeting investors in Europe. The balance of the expenses was mainly incurred by the Brazilian office.

There were no new initiatives during the quarter ended September 30, 2003. This explains the significantly lower travel and entertainment.

Consulting costs

The consulting fee costs have increased significantly during the quarter ended September 30, 2004 compared to the prior quarter mainly due to commencement of new business activities, which required expertise of consultants with background in resource sector in selecting and negotiating appropriate projects for the Company. The total costs include the following three major items -

Fees charged by four independent consultants	$63,998
Fees charged by a corporate shareholder, Snapper Inc.	21,611
Other consulting fees	39,468

$125,077

Consulting fees of $63,998 (US$48,000) were paid to one independent consultant whose services were retained in July 2004 to help management review projects in resource sector for potential participation and or acquisitions and to advise and negotiate terms and pricing most beneficial to the Company. The fee was settled in October 2004 by issuance of 100,000 common shares of the Company registered under the "2003 Consultants' Stock Compensation Plan". The common shares were valued at US$0.48 per share for this purpose. The price represented the fair market value.

Consulting fee of $21,611 was paid to various consultants in Brazil who rendered services in connection with identification and evaluation of two projects signed by the Brazilian subsidiary as explained earlier in this report.

Other consulting fees include fees of $28,037 (2003: $nil) paid to the ex-CEO of the Company, Mr. Terence Robinson, under a consulting contract.

Promotion costs

Promotional costs in the quarter ended September 30, 2004 included $7,564 reimbursed to the ex-CEO of the Company for expenses incurred. The balance was paid to an independent corporation in promoting the Company's new business profile.

No such activity was carried out in the quarter ended September 30, 2003 due to lack of any major business initiatives during that quarter.

Professional fees

Professional fees in 2004 quarter were $32,748 compared to $198 in 2003 quarter.

Major items in 2004 quarter consisted of fees $18,000 (2003: $ nil) was paid to the CFO under a consulting contract, $7,478 being the balance of the audit fee for the fiscal 2004 audit, which was not covered by the accruals made in the fiscal 2004. The balance of $7,270 (2003: $198) represented legal fees incurred during the quarter.

Shareholders information

Shareholder information costs comprise investor relations' fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees. Total cost for 2004 quarter was $48,458 compared to $83,581 for 2003 quarter.

Major item of cost was $39,216 for the media relations fee charged by a shareholder corporation, Current Capital Corp., which specializes in handling corporate communication and media relations work for small-cap public companies. The fees were charged under a media relations contract dated July 1, 2004, which provides for a monthly fee of US$10,000. The contract supercedes earlier contracts that were for investor and media relations services. For the Quarter ended September 30, 2003, included is $81,793 charged by Current Capital Corp. for investor relations services for a period of six months ending on that date.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in the second quarter ended September 30, 2004 were $44,390 compared to $19,950 for the 2003 quarter.

Actual rent cost for the quarter ended September 30, 2004 was $8,109 (2003 quarter: $1,383). The rent included $1,425(2003 quarter: $1,383) charged by Current Capital Corp. for usage of the premises leased by them and $6,224 (2003 quarter: $nil) for the lease of the office in Brazil. Telephone and Internet costs in 2004 quarter were $5,538 compared to $1,256 in 2003 quarter. These costs were charged by Current Capital Corp. based on the actual usage and cost. Office and general costs of $27,830 (2003 quarter: $14,619) included $14,719(2003 quarter: $nil) being the utilities, office supplies and other related costs of the office in Brazil, and $15,481 (2003 quarter: $2,034) being the exchange loss on translation of foreign currency items into Canadian dollars.

Overall increase in these costs during the 2004 Quarter compared to 2003 Quarter was mainly due to increased business activities.

LIQUIDITY AND CAPITAL RESOURCES
Working Capital

As at September 30, 2004, the Company had a working capital of $150,590, cash on hand of $27,015, and short-term investments in marketable securities of $356,961.

The Company relies principally on equity financing to fund its projects and expenditures. The Company has no internal source of funding and thus it depends on the ability to finance by raising funds by the sale of shares.

Operating Cash Flow

For the quarter ended September 30, 2004, net cash outflows of $180,097 resulting in a negative cash flow of $180,097, which was offset against $207,112 cash balance on hand at the beginning of the quarter and resulted in an ending cash position of $27,015. The cash outflows included settlement of $208 of the shareholders advances, acquisition of mineral, oil and gas properties interest net of $39,951 and general and administrative costs of $ 139,938.

Financing Activities

There were no major financing activities during the quarter ended September 30, 2004, except for the following:

On August 18, 2004, the Board approved various consulting contracts where fees are to be settled in shares under the existing Consultants Compensation Plans and the granting of options to various consultants and directors as more fully explained in Note 8 to the interim consolidated financial statements for the six months ended September 30, 2004.

Investment Activities

The following were the major investment activities during the quarter ended September 30, 2004:

1.	Funds advanced of approx. $2.5 million to Advisory Group during the fiscal 2004 and the first quarter ended June 30, 2004 were converted into shares of InterOil Corporation and acquisition of 0.75% IPI in an oil exploration project in Papua New Guinea as explained in detail under "Project Investment - Overview" of the quarter ended September 30, 2004 earlier in this report.

2.	The Company made two investments in diamond mining projects in Brazil: $27,556 in Rio Abaeté project and $27,401 in Coromandel-MG and Goiandira-GO project. Further details of these projects are provided under "Project Investment - Overview" of the quarter ended September 30, 2004 earlier in this report.

Transactions with Related Parties

All transactions with related parties were entered on an arms length basis. Details of these transactions are given in Note 11 to the Interim Consolidated Financial Statements for the Six Months Ended September 30, 2004.

Critical Accounting Estimates

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are disclosed in Note 2 to the Consolidated Financial Statements for the fiscal 2004. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company's management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended September 30, 2004. However, two new accounting policies were adopted as a result of new transactions during the quarter. These policies have been disclosed in Note 2 of the Consolidated Interim Financial Statements for the Six Months Ended September 30, 2004.

Risks and Uncertainties

Please refer to the Management discussion and analysis for the fiscal 2004 for detailed information as the economic and industry factors are substantially unchanged.

Subsequent Events

Subsequent to the period end, on October 14, 2004, the Company's wholly owned subsidiary, Bontan Oil & Gas Corporation (BOG), has entered into an agreement with a private investor group in the United States to acquire a 49% working interest in a gas exploration project. The project is located in the prolific natural gas producing state of Louisiana. The exploration target is located adjacent to a significant producing area with the first well to test zones that are productive in nearby fields. Scheduled depth is 15,000 feet. The operator of the exploration program will be a Houston (Texas) based independent. The other partners and promoters of this project have extensive experience in natural gas exploration activities and are particularly familiar with the area targeted for such exploration activities. The Company believes that it will greatly benefit from their participation in the project. The project will cost the Company approx. US$1.7 million payable over the next twelve months. The Company is confident of raising this money through either new equity financing or exercise of the warrants attached to the Units sold during the fiscal 2004.

Other subsequent events concerning exercise of options are fully explained in Note 15 to the interim consolidated financial statements for the six months ended September 30, 2004.

Outlook

The Company's indirect participation interest in phase one of the oil exploration program in Papua New Guinea is managed by InterOil Corporation whose management has an extensive experience in oil drilling. They have commenced an extensive oil exploration program following multiple oil shows in the first well, Moose-1 and have begun step out appraisal well Moose-2. A second rig has been contracted to accelerate the program and is drilling a second structure Sterling Mustang. Other prospects like Rhino and Mastadon have been confirmed with seismic and field geology. Drilling sites have been prepared at Longhorn and Bison structures and these are the next scheduled wells. While the early signs are encouraging, the well results will determine the direction of the drilling program and appraisal work will be required to determine the timing of development of any discoveries.

The Company has now completed its acquisition of a Brazilian subsidiary and it has begun investing in joint venture projects holding exploration rights on lands containing diamondiferous kimberlites. The Company's exploration efforts in the coming year will focus on these two joint ventures with experienced diamond miners and prospectors where it will work on compiling diamondiferous alluvial gravel inventories.

The Company's participation in the Louisiana gas project subsequent to September 30, 2004 is also expected to commence activities which would include completing the leases of the areas identified for drilling, appointment of a contractors and commencement of drilling work.

The Company believes that it will attract its existing participants in the private placement to exercise their warrants that will provide further funding for new projects.

Additional information, including the Company's audited financials for the fiscal 2004 and annual information form in the Form 20-F annual report is available on the Company's web site www.bontancorporation.com, on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.